UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number: 001-40717

VIQ SOLUTIONS INC.

(Name of registrant)

5915 Airport Road

Suite 700

Mississauga, Ontario L4V 1T1

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIQ SOLUTIONS INC.
(Registrant)

Date: November 9, 2022	By:	/s/ Alexie Edwards
		Name:	Alexie Edwards
		Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description

99.1	Press Release of the Registrant dated November 9, 2022.
99.2	Q3 2022 Interim Condensed Consolidated Financial Statements
99.3	Q3 2022 Management Discussion and Analysis
99.4	Form 52-109F2 Certification of Interim Filing CEO
99.5	Form 52-109F2 Certification of Interim Filing CFO